Exhibit 99.1

Weibo Reports Third Quarter 2016 Financial Results

BEIJING, China, November 21, 2016—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                   Net revenues increased 42% year over year to $176.9 million, exceeding the Company’s guidance between $168 million and $173 million.

•                  Advertising and marketing revenue increased 48% year over year to $156.7 million.

•                  Weibo Value-Added Services (“VAS”) revenue increased 7% year over year to $20.2 million.

•                  Net income attributable to Weibo increased 122% year over year to $32.1 million, and diluted net income per share was $0.14, compared to $0.07 for the same period last year.

•                  Non-GAAP net income attributable to Weibo increased 147% year over year to $54.6 million, and non-GAAP diluted net income per share was $0.24, compared to $0.10 for the same period last year.

•                  Adjusted EBITDA increased 117% year over year to $57.7 million, reaching an adjusted EBITDA margin of 33%.

•                  Monthly active users (“MAUs”) in September 2016 grew 34% year over year to 297 million, 89% of which were mobile users. Average daily active users (“DAUs”) in September 2016 grew 32% year over year to 132 million.

“Weibo’s key account and SME ad revenue has doubled from last year in constant currency for the third consecutive quarter, as we benefited from our brand, breadth of product offering and ad spending shifting toward mobile, social and video.” said Gaofei Wang, Weibo’s CEO. “Our efforts to build a content ecosystem that attracts premium user-generated content and our relentless focus on user experience have led to strong traffic growth. In the third quarter, we also saw strong operating leverage from our platform.”

Third Quarter 2016 Financial Results

For the third quarter of 2016, Weibo reported net revenues of $176.9 million, compared to $124.7 million for the same period last year. Advertising and marketing revenue totaled $156.7 million, compared to $105.9 million for the same period last year. Advertising and marketing revenue from key accounts and small & medium-sized enterprises (SME) was $147.4 million, compared to $73.3 million for the same period last year. Revenue from Alibaba was $9.3 million, compared to $32.5 million for the same period last year. Weibo VAS revenue totaled $20.2 million, compared to $18.9 million for the same period last year.

Costs and expenses for the third quarter of 2016 totaled $134.0 million, compared to $110.8 million for the same period last year. Non-GAAP costs and expenses were $122.4 million, compared to $103.2 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in marketing expenses, value added taxes and bad debt expenses, with the latter two impacted by higher revenues.

Income from operations for the third quarter of 2016 was $42.9 million, compared to $13.9 million for the same period last year. Non-GAAP income from operations was $54.5 million, compared to $21.5 million for the same period last year.

Non-operating loss for the third quarter of 2016 was $9.2 million, which included investment impairment of $11.1 million. Non-operating income for the same period last year was $1.4 million.

Net income attributable to Weibo for the third quarter of 2016 was $32.1 million, or diluted net income per share of $0.14, compared to $14.5 million for the same period last year, or diluted net income per share of $0.07. Non-GAAP net income attributable to Weibo for the third quarter of 2016 was $54.6 million, or diluted net income per share of $0.24, compared to $22.1 million for the same period last year, or diluted net income per share of $0.10.

As of September 30, 2016, Weibo’s cash, cash equivalents and short-term investments totaled $479.4 million. For the third quarter of 2016, cash provided by operating activities was $89.8 million, capital expenditures totaled $1.3 million, and depreciation and amortization expenses amounted to $3.5 million.

Business Outlook

For the fourth quarter of 2016, Weibo estimates that its net revenues to be between $205 million and $210 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net gain on the sale of investments and impairment on investments, and dividend income, loss attributable to non-controlling interest, and income tax provision related to the amortization of intangible assets. Adjusted EBITDA excludes interest income, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

Weibo will host a conference call at 8 PM — 9 PM Eastern Time on November 21, 2016 (or 9 AM — 10 AM Beijing Time on November 22, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  17722600

A replay of the conference call will be available through midnight, Eastern Time on November 28, 2016. The dial-in number is +61 2-8199-0299. The passcode for the replay is 17722600.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 28, 2016 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2016	2015	2016	2016	2015
Net revenues:
Advertising and marketing	$156,693	$105,861	$127,173	$383,112	$272,888
Weibo VAS	20,184	18,873	19,712	59,940	55,978
Total net revenues	176,877	124,734	146,885	443,052	328,866

Costs and expenses:
Cost of revenues (a)	44,494	37,241	40,657	121,777	99,855
Sales and marketing (a)	38,070	30,106	32,166	100,277	89,806
Product development (a)	39,674	37,493	37,611	114,219	106,830
General and administrative (a)	11,718	5,996	9,200	29,456	20,660
Total costs and expenses	133,956	110,836	119,634	365,729	317,151
Income from operations	42,921	13,898	27,251	77,323	11,715

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(11,087)	(462)	(3,440)	(15,395)	146
Interest and other income , net	1,911	1,818	2,411	5,742	4,895
	(9,176)	1,356	(1,029)	(9,653)	5,041

Income before income tax expenses	33,745	15,254	26,222	67,670	16,756
Income tax expenses	(1,917)	(1,030)	(1,796)	(4,261)	(1,439)
Net income	31,828	14,224	24,426	63,409	15,317
Less: Net loss attributable to noncontrolling interest	(274)	(253)	(1,431)	(1,648)	(306)

Net income attributable to Weibo	$32,102	$14,477	$25,857	$65,057	$15,623

Basic net income per share attributable to Weibo	$0.15	$0.07	$0.12	$0.30	$0.08
Diluted net income per share attributable to Weibo	$0.14	$0.07	$0.12	$0.29	$0.07

Shares used in computing basic net income per share attributable to Weibo	215,671	209,356	213,537	213,832	207,287
Shares used in computing diluted net income per share attributable to Weibo	223,861	217,681	221,611	222,110	217,426

(a) Stock-based compensation in each category:
Cost of revenues	$764	$380	$543	$1,815	$921
Sales and marketing	1,784	924	900	3,702	2,353
Product development	5,304	3,028	2,501	11,360	7,737
General and administrative	3,536	2,917	3,364	10,306	8,778

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30,	December 31,
	2016	2015

Assets
Current assets:
Cash and cash equivalents	$181,841	$237,440
Short-term investments	297,588	98,439
Accounts receivable, net	116,341	120,230
Prepaid expenses and other current assets	51,970	42,295
Current assets subtotal	647,740	498,404

Property and equipment, net	19,947	22,850
Goodwill and intangible assets, net	11,986	13,083
Investments	284,481	294,679
Other assets	7,691	10,173
Total assets	$971,845	$839,189

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable *	$42,061	$40,456
Accrued liabilities *	155,446	117,040
Deferred revenues	48,940	39,091
Amount due to SINA	12,434	12,188
Current liabilities subtotal	258,881	208,775

Long-term liability	1,925	2,385
Total liabilities	260,806	211,160

Shareholders’ equity :
Weibo shareholders’ equity	706,626	620,672
Non-controlling interest	4,413	7,357
Total shareholders’ equity	711,039	628,029

Total liabilities and shareholders’ equity	$971,845	$839,189

* Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $37.9 million as of December 31, 2015.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	September 30, 2016				September 30, 2015				June 30, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$156,693			$156,693	$105,861			$105,861	$127,173			$127,173
Weibo VAS	20,184			20,184	18,873			18,873	19,712			19,712
Net revenues	$176,877			$176,877	$124,734			$124,734	$146,885			$146,885

		(11,388	)(a)			(7,249	)(a)			(7,308	)(a)
		(160	)(b)			(364	)(b)			(161	)(b)
Total costs and expenses	$133,956	$(11,548)		$122,408	$110,836	$(7,613)		$103,223	$119,634	$(7,469)		$112,165

		11,388	(a)			7,249	(a)			7,308	(a)
		160	(b)			364	(b)			161	(b)
Income from operations	$42,921	$11,548		$54,469	$13,898	$7,613		$21,511	$27,251	$7,469		$34,720

		11,388	(a)			7,249	(a)			7,308	(a)
		160	(b)			364	(b)			161	(b)
		11,087	(c)			462	(c)			3,440	(c)
		(101	)(d)			(323	)(d)			(1,177	)(d)
		(40	)(e)			(91	)(e)			(40	)(e)
Net income attributable to Weibo	$32,102	$22,494		$54,596	$14,477	$7,661		$22,138	$25,857	$9,692		$35,549

Diluted net income per share attributable to Weibo	$0.14			$0.24	$0.07			$0.10	$0.12			$0.16

Shares used in computing diluted
net income per share attributable to Weibo	223,861			223,861	217,681			217,681	221,611			221,611

Adjusted EBITDA:

Non-GAAP net income				$54,596				$22,138				$35,549
Interest income, net				(2,201)				(1,433)				(1,893)
Income tax expenses				1,957				1,121				1,836
Depreciation expenses				3,312				4,696				3,316
Adjusted EBITDA				$57,664				$26,522				$38,808

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Nine months ended
	September 30, 2016				September 30, 2015
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$383,112			$383,112	$272,888			$272,888
Weibo VAS	59,940			59,940	55,978			55,978
Net revenues	$443,052			$443,052	$328,866			$328,866

		(27,183	)(a)			(19,789	)(a)
		(562	)(b)			(1,108	)(b)
Total costs and expenses	$365,729	$(27,745)		$337,984	$317,151	$(20,897)		$296,254

		27,183	(a)			19,789	(a)
		562	(b)			1,108	(b)
Income from operations	$77,323	$27,745		$105,068	$11,715	$20,897		$32,612

		27,183	(a)			19,789	(a)
		562	(b)			1,108	(b)
		15,395	(c)			(146	)(c)
		(1,558	)(d)			(253	)(d)
		(140	)(e)			(276	)(e)
Net income attributable to Weibo	$65,057	$41,442		$106,499	$15,623	$20,222		$35,845

Diluted net income per share attributable to Weibo	$0.29			$0.48	$0.07			$0.16

Shares used in computing diluted net income per share attributable to Weibo	222,110			222,110	217,426			217,426

Adjusted EBITDA:

Non-GAAP net income				$106,499				$35,845
Interest income, net				(5,394)				(4,376)
Income tax expenses				4,401				1,716
Depreciation expenses				9,928				15,476
Adjusted EBITDA				$115,434				$48,661

(a)	To adjust stock-based compensation.
(b)	To adjust amortization of intangible assets.
(c)	To adjust net gain on the sale of investments and impairment on investments, and dividend income.
(d)	To adjust loss attributable to non-controlling interests.
(e)	To adjust income tax provision related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect *
*	Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.
For impairment on investments, full valuation allowances were made due to as the Company does not expect they can be realized in the foreseeable future.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2016	2015	2016	2016	2015

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$147,437	$73,331	$114,324	$349,887	$177,442
Alibaba	9,256	32,530	12,849	33,225	95,446
Subtotal	156,693	105,861	127,173	383,112	272,888

Weibo VAS	20,184	18,873	19,712	59,940	55,978
	$176,877	$124,734	$146,885	$443,052	$328,866